Callon Petroleum Company
One Briarlake Plaza
2000 W. Sam Houston Parkway S., Suite 2000
Houston, Texas 77042
(281) 589-5200

December 29, 2020
Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Re:    Callon Petroleum Company
    Registration Statement on Form S-3
    File No. 333-251490

Ladies and Gentlemen:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Callon Petroleum Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3, File No. 333-251490, as amended (the “Registration Statement”), to 4:00 p.m., Eastern Time, on January 4, 2021, or as soon thereafter as practicable.
Please contact Michael W. Rigdon of Kirkland & Ellis LLP at (713) 836 3647, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.
Sincerely,
Callon Petroleum Company

By: /s/ Michol L. Ecklund
Name:    Michol L. Ecklund
Title:    Senior Vice President, General
    Counsel and Corporate Secretary

cc:    Michael W. Rigdon, Kirkland & Ellis LLP